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Philly's on the Hill

American Restaurant

4160 US-17
Richmond hill, GA 31324
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Philly's on the Hill previously received $50,300 of investment through Mainvest.
Profile
Data Room
Updates 26
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Philly's on the Hill is seeking investment to finish renovations.
OUR MISSION

Our mission is to serve Richmond Hill with authentic philly cheesesteaks, cuban sandwiches, chicken wings among other menu items for both locals and those passing through our great city. My husband and I are very passionate about what we are bringing to our city; the food, the taste, the way we grew up going to Philly cheesesteak shops and the smiles that it gave us and the people around us. Help us bring a little Philly to our growing city.

Great location, right off I-95 EXIT-87 which services thousands of cars each day.
More than just Philly cheesesteaks! Chicken Wings, Cuban sandwiches, and of course, Fries!
Listening to the customer and adapting as needed.
BUSINESS MODEL

Provide the area with fast and good service. Serving authentic Philly cheesesteaks, hoagies, chicken wings, onion rings, french fries, cuban sandwiches, chicken fingers, potato chips, and shaved ice.

Hiring staff that will be courteous to our customer base.
Hiring local people and paying them at a very good wage.
Purchasing the best ingredients for authentic taste.
DEMOLITION DAYS
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THE TEAM
Angela Morales
Founder

Born and raised in a small town outside of Kalamazoo MI trying to figure out where life is taking me only to settle down in Richmond Hill, GA with my husband. He introduced me to the best Philly cheesesteak I ever had. I told him we need sell his amazing creation. He loves to cook. We have a great location, and want to make people happy and share a great American sandwich with the people in our in area.

Anthony Morales
Cook

Born and raised outside of Boston MA, I grew up eating Philly cheese steaks my entire life. Worked in a pizzeria for many years. Served our country before settling here in Richmond Hill with my wife. I am convinced that my passion is having a Philly Cheesesteak shop. I think Richmond Hill is the perfect place for our shop, as the area is growing fast. I looked at different places but nothing came close, so I decided to bring a little Philly to Richmond Hill.

PHILLY'S ON THE HILL- LOCATION IN RICHMOND HILL
DEMOLITION DAY
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300 people
Average Daily Customers
THE PEOPLE ARE GOING CRAZY THEY WANT PHILLY'S ON THE HILL OPEN TOMORROW
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THE SUPPORT OF ALL PEOPLE IN OUR GREAT CITY OF RICHMOND HILL GA HAS BEEN OVERWHELMING
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Updates
FEBRUARY 23RD, 2022
restaurant equipment

FEBRUARY 23RD, 2022
demo building permits

FEBRUARY 23RD, 2022
Kitchen Hood

FEBRUARY 23RD, 2022
Demo Complete

FEBRUARY 23RD, 2022
All Restaurant Equipment Delivered

FEBRUARY 23RD, 2022
Getting there

FEBRUARY 23RD, 2022
All Restaurant Equipment Delivered

FEBRUARY 23RD, 2022
Demo completed

JANUARY 1ST, 2022
Knocking walls down

Our Hood 14 Foot by 60''

DECEMBER 23RD, 2021
We have our Permits

After so many month's and different contractors.

DECEMBER 9TH, 2021
SpotOn offers a full suite of restaurant tools including POS systems, online ordering, reservations, loyalty and data reporting. The all-in-one product is one thing that helps the company stand out in the increasingly crowded restaurant technology space

We have decided to go in a different direction with are POS system, SpotOn provides mobile payment technology and management system for restaurants and small businesses..SpotOn provides website design, mobile payment technology and management system for restaurants and small businesses.

DECEMBER 8TH, 2021
The restaurant equipment has been delivered

DECEMBER 8TH, 2021
The restaurant equipment has been delivered

DECEMBER 8TH, 2021

The restaurant equipment has been delivered

DECEMBER 8TH, 2021
Scan our QR code at #Debellation Brewing Co. for quick access to our menu, it looks Awesome

OCTOBER 3RD, 2021
Gas Griddle

OCTOBER 3RD, 2021
Prep table

OCTOBER 3RD, 2021
Freezer and refrigerator

OCTOBER 2ND, 2021
We purchased some restaurant kitchen equipments

We purchased Commercial refrigerator and freezer two deep fryers 48 inch flat top grill one prep table

SEPTEMBER 26TH, 2021
We are so happy

We give thanks to all of the investors, We are so happy but there much work to be done know thank you all.

SEPTEMBER 23RD, 2021
Campaign ends tomorrow!! Let's finish strong!!

Hey everyone, our Mainvest campaign officially ends tomorrow night. To those of you who have already invested, thank you, please share with your family and friends. Let's finish strong!!"

SEPTEMBER 18TH, 2021
General Contractor

WE have a General Contractor to help us move forward very experience in the restaurant industry
SEPTEMBER 18TH, 2021
Lets keep going

Thank you to all that invested in us! We have reach our target of 45K, but it would be great if can reach the maximum of 70K

AUGUST 4TH, 2021
WE are very happy today we received our Clover Station Duo

JULY 28TH, 2021
phillys_on_the_hill Philly's on The Hill . We are the people behind it. I'm not a person to put words here but if you talk to me In person we have plan.
We have the city's support we will bring the original Philly taste to are great city, and surrounding Area

JULY 27TH, 2021
Secure Lease

We are are very Happy to post we have a secure lease

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $28,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $450,000 $495,000 $529,650 $556,133 $572,817
Cost of Goods Sold $195,000 $214,500 $229,515 $240,990 $248,219

Gross Profit $255,000 $280,500 $300,135 $315,143 $324,598

EXPENSES

Rent $7,200 $7,380 $7,564 $7,753 $7,946
Utilities $3,200 $24,600 $25,215 $25,845 $26,491
Salaries $75,000 $92,400 $98,868 $103,811 $106,925
Insurance $4,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $1,800 $9,840 $10,086 $10,338 $10,596
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Legal & Professional Fees $3,000 $2,460 $2,521 $2,584 $2,648
phone/internet $1,200 $1,200 $1,200 $1,200 $1,200
Personal property tax $800 $800 $800 $800 $800
health deparment $300 $300 $300 $300 $300
Hood cleaning $300 $300 $300 $300 $300
pest control $540 $540 $540 $540 $540
business liscence $100 $100 $100 $100 $100
Operating Profit $155,160 $131,970 $143,817 $152,528 $157,483

This information is provided by Philly's on the Hill. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $30,000
Maximum Raise $45,000
Amount Invested $0
Investors 0
Investment Round Ends April 29th, 2022
Summary of Terms
Legal Business Name Phillys on the Hill
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1.1%-1.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2024
Financial Condition
Forecasted milestones

Philly's on the Hill forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Philly's on the Hill to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Philly's on the Hill operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Philly's on the Hill competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Philly's on the Hill's core business or the inability to compete successfully against the with other competitors could negatively affect Philly's on the Hill's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Philly's on the Hill's management or vote on and/or influence any managerial decisions regarding Philly's on the Hill. Furthermore, if the founders or other key personnel of Philly's on the Hill were to leave Philly's on the Hill or become unable to work, Philly's on the Hill (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Philly's on the Hill and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Philly's on the Hill is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Philly's on the Hill might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Philly's on the Hill is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Philly's on the Hill

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Philly's on the Hill's financial performance or ability to continue to operate. In the event Philly's on the Hill ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Philly's on the Hill nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Philly's on the Hill will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Philly's on the Hill is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Philly's on the Hill will carry some insurance, Philly's on the Hill may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Philly's on the Hill could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Philly's on the Hill's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Philly's on the Hill's management will coincide: you both want Philly's on the Hill to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Philly's on the Hill to act conservative to make sure they are best equipped to repay the Note obligations, while Philly's on the Hill might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Philly's on the Hill needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Philly's on the Hill or management), which is responsible for monitoring Philly's on the Hill's compliance with the law. Philly's on the Hill will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Philly's on the Hill is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Philly's on the Hill fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Philly's on the Hill, and the revenue of Philly's on the Hill can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Philly's on the Hill to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Philly's on the Hill. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Eduardo V. Los Angeles, CA about 1 month ago

Hello Sorry I just want to make a offer on my investment. Any help?

Reply
Angela C. 5 months ago Philly's on the Hill Entrepreneur

Thank you to all of our investors from the bottom of our hearts, we will be posting our progress as we move ahead, thank you, thank you.

Reply
Eduardo V. Los Angeles, CA 5 months ago

I supported this.

Angela C. 5 months ago Philly's on the Hill Entrepreneur

Thank you Eduardo we will be here for you if you ever come Near Savannah Ga we will give you the best Philly cheesesteak you ever had

patrick k. Mason, MI 5 months ago

are you expecting a balloon payment at the end? if it matures in 3 years but only 2.3% of revenue is being returned, that is like 10k of the 70k repaid per year and that doesn't include the investment multiple

Angela C. 5 months ago Philly's on the Hill Entrepreneur

We did it that way to pay of our investors a little bit faster 1.5 percent by 2024

tk t. 5 months ago

How much is the rent. I see two rent: 3,000 and 7,200.

Angela C. 5 months ago Philly's on the Hill Entrepreneur

Are rent its at $600 per month, was renting it for a few month at a lower rate paying it with my own founds and the landlord was very understanding

Hilary O. Richmond Hill, GA 5 months ago

I'm excited to see RH grow and I really need an awesome Philly cheese steak and burger place.

Angela C. 5 months ago Philly's on the Hill Entrepreneur

We are exited to we are seeing so many businesses coming to our city different choices in food its great

Agatha A. Syracuse, NY 5 months ago

This has a maturity date of only 3 years so at 1.5x multiple comes to roughly 14% yearly return which is still a great investment.

Angela C. 5 months ago Philly's on the Hill Entrepreneur

Yes it is i found it better for us to use MAINVEST, than a Conventional Loan Lender or family thank you all on making it happen still lot's of work ahead but we are ready

Silent I. 6 months ago

Can you still invest and who can I speak to in person regarding investing?

Angela C. 6 months ago Philly's on the Hill Entrepreneur

Yes you can still invest and you can talk to us or are friends at Mainvest.com i can give you any information you need

Tara B. Richmond Hill, GA 7 months ago

I invested because I'm from Jersey, and I miss some good local food.

Angela C. 7 months ago Philly's on the Hill Entrepreneur

Thank you so much, we will be making our classic Philly cheesesteak with that Great Taste!!!! of Philadelphia, Boston, Jersey, NYC, yes i do love them all they have there own quality

JERREESE R. Richmond Hill, GA 7 months ago

If the minimum investment is made now, can additional funds be invested in the future (after the 55 day deadline)?

Angela C. 7 months ago Philly's on the Hill Entrepreneur

Yes you can And thank you for looking at us as a potential investment

Angela C. 7 months ago Philly's on the Hill Entrepreneur

To everyone that has already invested in Philly's on the Hill -THANK YOU!!! We are delighted by your confidence in us and your willingness to help us make a difference in Richmond Hill Georgia and surrounding areas.

LON I. Cheshire, CT 7 months ago

how much cash or equipment are the owners putting in-- all the data sheets are blank

Angela C. 7 months ago Philly's on the Hill Entrepreneur

All the data sheets are blank as we were asked to show past and present data. As this is a new business we have no data to show yet. We have currently put in $5,000 plus the labor to start getting the business up and running in a timely manner.

Lu D. Flushing, NY 7 months ago

When is your expected opening date for the restaurant?

Angela C. 7 months ago Philly's on the Hill Entrepreneur

Hi how are you . Our opening date its set for the end of September. So sorry i got back at you so late

Lu D. Flushing, NY 7 months ago

Have you and your team operated at any pop-ups or attend the festivals to showcase the cheese steak?

Angela C. 7 months ago Philly's on the Hill Entrepreneur

We haven't great idea. That would give us more recognition by the time we are open. Thank You

Lucas A. Augusta, GA 7 months ago

Angela and Anthony have great work ethic and I know they have a passion for food and helping people. I'm sure they will be successful in their business.

Angela C. 7 months ago Philly's on the Hill Entrepreneur

Thank you for the kind words and you're investment in our Buissness we are not going to let you down.

Philly's on the Hill isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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